UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 7 - 2008 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on April 9, 2008.

Exhibit 1

ANNOUNCEMENT NO. 7 - 2008

9 April 2008

Complete proposals for the Annual General Meeting of Directors and Shareholders 2008

Enclosed please find the complete proposals including schedules for the Annual General Meeting of Directors and Shareholders 2008 of A/S Dampskibsselskabet TORM to be held on 22 April 2008.

Contact	A/S Dampskibsselskabet TORM Telephone: +45 72 27 00 00 Tuborg Havnevej 18 N. E. Nielsen, Chairman of the Board DK-2900 Hellerup Denmark
About TORM
TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of 128 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable  when made, because these assumptions are inherently  subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,  TORM cannot assure you that it will achieve or accomplish  these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 7 – 2008
9 APRIL 2008 A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING 2008

Annual General Meeting of Shareholders of Aktieselskabet Dampskibsselskabet TORM, CVR No. 22 46 02 18 to be held on Tuesday, 22 April 2008 at 10:00 a.m. at Radisson SAS Falconer, Falkoner Allé 9, 2000 Frederiksberg:

Complete Proposals

* * * * *
1.	The directors’ report on the activities of the Company in the past year.

The Board of Directors proposes that the oral report of the chairman of the Board of Directors be adopted.

2.	Presentation for adoption of the annual report.

3.	The Board of Directors' proposal for the appropriation of profits or provision for losses in accordance with the adopted annual report.

The Board of Directors proposes that out of the net profit of USD 791.7 million an amount of USD 64.5 million be paid in ordinary dividends, corresponding to DKK 4.5 per share of a nominal value of DKK 5. Of the remaining USD 727.2 million, has USD 369.3 million already in 2007 been paid out as extraordinary dividends whereas the remaining USD 357.9 million is proposed to be carried forward.

4.	Election of members to the Board of Directors.

None of the existing board members elected by the general meeting are up for re-election as provided in Article 11(3) of the Company's Articles of Association.

In stock exchange announcement no. 16 of 29 June 2007 it was stated that the Board of Directors intended to supplement the Board at the next annual general meeting. The Board of Directors proposes an increase of the Board by two by the election of:

a)	Bo Jagd, and
b)	Einar Michael Steimler

For information on the directorships of the proposed candidates, please see the attached Schedule 1.

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9 APRIL 2008 A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING 2008

5.	Appointment of auditor/auditors.

The Board of Directors proposes the re-election of Deloitte Statsautoriseret Revisionsaktieselskab.

6.	Proposals from the Board of Directors:

a.	That the authorisation to increase the share capital, cf. Article 2(3) of the Articles of Association, be prolonged from 1 April 2012 to 1 April 2013.

The proposal implies that in Article 2(3) of the Articles of Association”1 April 2012” is replaced by ”1 April 2013”.

The proposal is, like in previous years, motivated by a wish for maintaining the extent of the authorisation as regards duration compared to the circumstances prevailing when the authorisation was adopted at the extraordinary general meeting of the Company on 13 March 2002.

b.	That the overall guidelines for the Company’s incentive schemes to members of the management be adopted.

Proposal by the Board of Directors to adopt the overall guidelines for the Company’s incentive schemes to members of the Board of Directors and Management Board attached as Schedule 2.

If adopted by the general meeting, a new Article 12.7 will be inserted in the Articles of Association which will read as follows:

“At the Company’s annual general meeting held on 22 April 2008, the general meeting adopted the overall guidelines for the Company’s incentive schemes to members of the Board of Directors and Management Board, cf. Section 69b of the Danish Companies Act. The guidelines are available at the Company's website www.torm.com.“

c.
That the Board of Directors be authorised to let the Company acquire its own shares in the period until the next annual general meeting within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.

ANNOUNCEMENT NO. 7 – 2008
9 APRIL 2008 A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING 2008

d.
That the board of directors be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, the Danish Financial Supervisory Authority, OMX Nordic Exchange Copenhagen or any other public authority as a condition for registration or approval.

7.	Any other business.
* * * * *

The general meeting is only legally competent to transact business when at least one-third of the share capital is represented, cf. Article 9(1) of the Articles of Association of the Company.

Approval of the proposals under items 2 - 5 and items 6 b-d is subject to a simple majority of votes, cf. Article 9(2) of the Articles of Association of the Company.

Approval of the proposal under item 6 a is subject to at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting voting in favour of the proposal, cf. Article 9(3) of the Articles of Association and Section 78 of the Danish Companies Act.

* * * * *

ANNOUNCEMENT NO. 7 – 2008
9 APRIL 2008 A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING 2008

SCHEDULE 1

Proposed new candidates for the board of directors

Bo Jagd, born in 1943

• Managing Director, CEO, Danish Ship Finance A/S
• Previous appointments: Aktieselskabet Kjøbenhavns HandelsBank (1959-77). Associate Director of Nordic Bank PLC, London (1977-80). General Manager of Nordic Bank PLC, Singapore (1980-83). Deputy Director of Aktieselskabet Kjøbenhavns HandelsBank (1983-87). Bank Executive of Aktieselskabet Kjøbenhavns HandelsBank (1987-90). General Manager of Den Danske Bank, London (1990-92). Managing Director of Danmarks Skibskreditfond 1992-2005.
• Educational background: Diploma (Economics and Financial Planning), Copenhagen Business School (1973), AMP, INSEAD, Fontainebleau (1986).

Einar Michael Steimler, born in 1948

• Chairman / Consultant to Tankers (UK) Agencies, London
• Previous appointments: Shipbroker Inge Steensland AS, Oslo (1973-74), Shipbroker Fretheim Quincannon NY (1974-77), Shipbroker Inge Steensland AS (1977-84), Chairman and co founder Stemoco Shipping, Oslo (1984-94), Director and member of the board LorentzenStemoco Shipping, Oslo (1994-97), CEO Euronav (1998-99), CEO Tankers International (2000-08).
• Education: Norwegian School of Business (BI) (Siv øk) 1973.

ANNOUNCEMENT NO. 7 – 2008
9 APRIL 2008 A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING 2008

SCHEDULE 2

OVERORDNEDE RETNINGSLINJER FOR A/S DAMPSKIBSSELSKABET TORM’S INCITAMENTSAFLØNNING AF SELSKABETS BESTYRELSE OG DIREKTION	OVERALL GUIDELINES FOR A/S DAMPSKIBSSELSKABET TORM’S INCENTIVE SCHEMES FOR MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT BOARD

1. Baggrund	1. Background

Som led i den danske regerings ønske om større åbenhed omkring børsnoterede virksomheders incitamentsaflønning af bestyrelses- og direktionsmedlemmer er der i aktieselskabsloven indsat en bestemmelse i § 69b. Bestemmelsen trådte i kraft den 1. juli 2007.

The Danish Government's wish to greater transparency with regard to the incentive schemes of Danish listed companies for members of the board of directors and management board has resulted in the incorporation of a provision into s. 69b of the Danish Public Companies Act. The provision became effective on 1 July 2007.

I henhold til aktieselskabslovens § 69b skal bestyrelsen i et børsnoteret selskab, inden der fremover indgås en konkret aftale om incitamentsaflønning med et medlem af selskabets bestyrelse eller direktion, have fastsat overordnede retningslinjer herfor. Retningslinjerne skal være behandlet og godkendt på selskabets generalforsamling.

Before any agreement is made for the incentive remuneration of a member of the board of directors or management board, the board of directors of a listed company is required under s. 69b of the Danish Public Companies Act to prepare overall guidelines for such incentive remuneration. The guidelines must have been considered and approved by the company in general meeting.

Formålet med disse retningslinjer (”Retningslinjerne”) er at give TORMs aktionærer en overordnet beskrivelse af formålet med TORMs brug af incitaments-aflønning samt indsigt i, hvorledes incitamentsprogrammerne overordnet set administreres af TORMs bestyrelse.

The purpose of these guidelines (the ”Guide-lines”) is to give the shareholders of TORM an overall description of the main purpose of TORM's use of incentive remuneration as well as to provide insight into how incentive schemes are administered at an overall level by the board of directors of TORM.

2. Eksisterende aftaler om incitamentsaflønning	2. Existing incentive schemes

TORM (”Selskabet”) har før aktieselskabslovens § 69b’s ikrafttræden i 2007 indgået aftaler om incitamentsaflønning med Selskabets direktion, nøglemedarbejdere og øvrige medarbejdere ansat i TORM. Disse aftaler omfatter aktieoptioner, betingede aktier og kontant bonus.

Prior to the coming into force of s. 69b of the Danish Public Companies Act, TORM (the ”Company”) offered incentive schemes to members of the Company's management board, key personnel and other TORM employees. These schemes include share options, restricted shares and cash bonus.

ANNOUNCEMENT NO. 7 – 2008
9 APRIL 2008 A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING 2008

Aktieoptionsdelen af det etablerede incitamentsprogram for alle medarbejdere, inklusiv direktionen, som løber i 2007, 2008 og 2009, vil maksimalt kunne udgøre ca. 5 % af Selskabets nominelle aktiekapital.

The share option part of the incentive schemes already existing for all employees, including the management board, and which runs in 2007, 2008 and 2009, will be subject to a maximum of approx. 5% of the Company's nominal share capital.

Disse aftaler fortsætter uændret på de vilkår, der allerede er aftalt. Aftalerne kan kun ændres eller forlænges, og nye aftaler kun indgås, hvis det sker inden for rammerne af de overordnede retningslinjer for incitamentsaflønning, som Selskabets generalforsamling måtte have behandlet og godkendt.

These schemes will continue in their present form on the terms already agreed. Any amendment or renewal of existing schemes or the offering of new schemes is subject to compliance with the overall guidelines for incentive schemes as considered and approved by the Company in general meeting.

Der er ingen eksisterende incitamentsaflønningsaftaler mellem TORM og Selskabets bestyrelse.	No incentive schemes have been offered by TORM to the members of the board of directors.

3. Generelle principper	3. General principles

Formålet med incitamentsaflønning er overordnet at fremme værdiskabelsen i Selskabet ved en realisering af TORMs strategiske mål på kortere og længere sigt samt at sikre fælles interesser mellem Selskabets medarbejdere og aktionærer. Incitamentsaflønningen skal desuden medvirke til at sikre, at direktionens og medarbejdernes samlede vederlag for indsats i og for Selskabet er markedskonformt ikke blot i forhold til øvrige industrigrupper men særligt i forhold til den globale shipping industri.

The overall purpose of offering incentive schemes is to promote value-creation within the Company by implementing its short-term as well as long-term strategic goals and to create common interests between the Company's employees and shareholders. The purpose of the incentive schemes is furthermore to ensure that the combined remuneration to members of the management and employees for work performed in and for the Company is market conforming not only in comparison to other industry groups but especially in comparison to the global shipping industry.

Herudover skal incitamentsaflønningen sikre, at det selv i en cyklisk industri og i et volatilt marked er muligt at opnå et incitament ved at outperforme markedet.	The purpose of incentive schemes is moreover to ensure that - even in a cyclic industry and in a volatile market – an incentive may be created by outperforming the market.

TORM har fokus på ROIC (return on invested capital), som blandt andet er et af målepunkterne i Selskabets mere langsigtede planlægning. Hvert år fastsættes ROIC-målet for det kommende år, og opfyldelse heraf er væsentligt for udbetaling af kontant bonus og udstedelse af betingede aktier.

One of the measuring points in TORM's long-term planning is the so-called ROIC (return on invested capital). The ROIC target for the following year is fixed annually and the payment of cash bonus and issuance of restricted shares will be determined by the Company's performance against the ROIC target.

Bestyrelsen har nedsat en vederlagskomite, som blandt andet skal gennemgå og fastlægge vederlagspolitikken for TORM samt fastlægge det enkelte års bonusniveau.	The board of directors has set up a remuneration committee which for instance is to review and determine the remuneration policy for TORM and to determine the bonus level of the individual year.

ANNOUNCEMENT NO. 7 – 2008
9 APRIL 2008 A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING 2008

Skematisk kan Selskabets eksisterende og rammerne for fremtidige aftaler om incitamentsaflønning gengives således:	The Company's existing incentive schemes and the framework for any future schemes may be outlined as follows:

4. Det samlede vederlag	4. The combined remuneration

Bestyrelsens samlede vederlag kan udelukkende bestå af et fast vederlag (honorar) som ikke er incitamentsbaseret, og som derfor ikke er omfattet af disse Retningslinjer.[1]
The combined remuneration of members of the board of directors may exclusively be in the form of a fixed fee (remuneration) which is not incentive based and which is thus not covered by these Guidelines.[1]

Direktionens samlede vederlag kan bestå af et fast vederlag (grundløn) og en incita-mentsbaseret aflønning i form af kontant bonus (pkt. 5) og betingede aktier (pkt. 6). Dertil kommer mulighed for deltagelse i et flerårigt aktieoptionsprogram (pkt. 7). Derud-over vil direktionen kunne deltage i generelle medarbejderaktie- eller optionsordninger.

The combined remuneration of members of the management board may be in the form of a fixed payment (basic pay) and an incentive-based pay in the form of a cash bonus (section 5) and restricted shares (section 6) in addition to the eligibility to participate in a multiannual share option programme (section 7). In addition, members of the management board are eligible for participating in general employee share or option schemes.

Værdien af direktionens årlige incitamentsbaserede aflønning (kontantbonus og betingede aktier) kan maksimalt udgøre 200 % af direktionens samlede årlige faste vederlag (grundløn). Herudover vil der i enkeltstående tilfælde kunne ydes en bonus på op til 100 % af årslønnen for varetagelse af helt særlige indsatsområder.

The combined value of the annual incentive-based remuneration to members of the management board (cash bonus and restricted shares) is subject to a maximum of 200% of the combined annual fixed remuneration (basic pay) of the management board. In addition, a bonus of up to 100% of the annual salary may in exceptional cases be paid for work performed in connection with special focus areas.

ANNOUNCEMENT NO. 7 – 2008
9 APRIL 2008 A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING 2008

Antallet af aktieoptioner, der årligt tildeles direktionen under det eksisterende program, er beregnet med udgangspunkt i det faste vederlag for 2007 og børskursen pr 5. marts 2007. Den maksimale tildeling skal ligge indenfor maksimum angivet i punkt 2 ovenfor.

The maximum number of share options granted under the existing programme each year to the members of the management board is determined on the basis of the fixed remuneration for 2007 and the market price as at 5 March 2007. The maximum number of share options granted shall be subject to the maximum stated in section 2 above.

5. Ikke-aktiebaserede instrumenter	5. Non-share-based instruments

Direktionen kan årligt tildeles en bonus, hvoraf en del er afhængig af Selskabets opfyldelse af forud fastlagte økonomiske mål (ROIC), mens den resterende del er en bonus, som bestyrelsen fastsætter diskretionært efter indstilling fra Selskabets vederlagskomite.

The management board is eligible for an annual bonus, part of which is linked to the Company's performance against pre-determined economic goals (ROIC), whereas the remaining part is a bonus fixed by the board of directors in its own discretion at the recommendation of the Company's remuneration committee.

Af den samlede årlige bonus udbetales 75 % som en kontant bonus, mens 25 % tildeles i form af betingede aktier, jf. pkt. 6.	75% of total annual bonus is paid as a cash bonus whereas 25% is paid in the form of restricted shares, see section 6 below.

Kontant bonus udbetales i forbindelse med godkendelse af Selskabets årsrapport for det forudgående regnskabsår.	Cash bonus is paid in connection with the adoption of the Company's annual report for the year ended.

6. Betingede aktier	6. Restricted shares

Af direktionens samlede årlige bonus, jf. pkt. 5 tildeles 25 % i form af betingede aktier. Tildeling sker uden vederlag.	25% of total annual bonus to the management board, see section 5 above, is paid as restricted shares without the payment of any consideration.

Betingede aktier tildeles ved offentliggørelsen af Selskabets årsrapport for det forudgående regnskabsår. Betingede aktier værdiansættes med udgangspunkt i børskursen på tidspunktet for offentliggørelse af årsrapporten, justeret for at aktien indtil frigivelse ikke har tilknyttet de økonomiske rettigheder, der normalt er forbundet med en aktie.

Restricted shares are granted on publication of the Company's annual report for the year ended. The value of restricted shares is determined on the basis of the market price at the time of publication of the annual report, adjusted for the fact that until their release, the economic rights normally attaching to shares are not attaching to these shares.

To år efter tidspunktet for tildelingen af betingede aktier modtager erhververen automatisk én aktie à DKK 5 i Selskabet i stedet for hver betingede aktie.	Two years after the date of grant of restricted shares, the grantee will automatically receive one share of DKK 5 in the Company in return for each restricted share.

1 Medarbejdervalgte bestyrelsesmedlemmer kan i deres sædvanlige ansættelsesforhold i TORM have incitamentsbaserede aflønningselementer.

1 The general employment terms of members of the board of directors elected by the employees may contain incentive based elements.

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9 APRIL 2008 A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING 2008

Dagsværdien på tildelingstidspunktet af betingede aktier rapporteres som en del af Selskabets årsrapport. De aktier, som tildeles, vil være dækket af selskabets beholdning af egne aktier.
The present value of the restricted shares as of the time of the granting is reported as a part of the Company's annual report.

The shares being granted will be covered by the Company's holding of treasury shares.

7. Aktieoptioner	7. Share options

Direktionen kan årligt i forbindelse med offentliggørelsen af Selskabets årsrapport for det forudgående regnskabsår tildeles aktieoptioner indenfor det i punkt 2 angivne maksimum. Tildeling af aktieoptioner sker uden vederlag.

In connection with the publication of the Company's annual report for the year ended, the management board is eligible for the granting of share options subject to the maximum stated in section 2 above and without the payment of any consideration.

Den ene halvdel af aktieoptionerne har en udnyttelseskurs svarende til markedskursen for den første tildeling (for 2007 var kursen 151,5) med et tillæg for hver efterfølgende tildeling.

Den anden halvdel af aktieoptionerne har en udnyttelseskurs, der fastsættes med udgangspunkt i udviklingen i aktieindekset for en forud defineret gruppe af sammenlignelige selskaber (tildelingen i 2007 var baseret på kurserne pr. den 5. marts 2007).

Half of the share options have an exercise price corresponding to the market price at first grant (the price for 2007 was 151.5) with a mark-up for each subsequent grant.

The other half of the share options have an exercise price which is determined on the basis of changes in the share index for a predefined group of comparable companies (the grant in 2007 was based on prices as at 5 March 2007).

Hver aktieoption giver ret til at købe én aktie à 5 DKK i Selskabet.	Each share option entitles the holder to buy one share of DKK 5 in the Company.

Aktieoptionerne kan udnyttes i en periode, der begynder ved udløbet af 7 dage efter offentliggørelsen af den årsregnskabsmeddelelse, der offentliggøres i det tredje kalenderår, som følger efter tildelingstidspunktet (modningstidspunktet) og slutter ved udgangen af det sjette kalenderår, som følger efter tildelingstidspunktet. I udnyttelsesperioden kan aktieoptionerne kun udnyttes i perioder på 28 dage efter Selskabets offentliggørelse af hel- eller delårsrapporter (i første periode dog tidligst fra modningstidspunktet).

The share options may be exercised in the exercise window starting at expiry of a seven-day period after publication of the preliminary announcement of financial statements published in the third calendar year after the date of grant (the vesting date) and ending at the end of the sixth calendar year after the date of grant. During the exercise window, the share options may only be exercised within windows of 28 days after the Company's publication of annual reports or interim financial reports (however, in the first exercise window no earlier than as from the vesting date).

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9 APRIL 2008 A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING 2008

Uudnyttede aktieoptioner bortfalder automatisk efter udløbet af udnyttelsesperioden.	Unexercised share options will lapse automatically after expiry of the exercise window.

Dagsværdien af aktieoptionerne rapporteres som en del af Selskabets årsrapport. De aktieoptioner, som tildeles, vil være dækket af selskabets beholdning af egne aktier.
The present value of the share options as of the time of the granting is reported as a part of the Company's annual report.
The shares being granted will be covered by the Company's holding of treasury shares.

Optionerne værdiansættes med udgangspunkt i Black-Scholes og Monte-Carlo simulationer og med basis i følgende forudsætninger:
• Børskurs på tildelingstidspunkt
• Udnyttelseskurs
• Forventet udbytte
• Volatilitet i Torms aktier og i peer-gruppens aktier
• Korrelation mellem udviklingen i Torm aktien og peer-gruppens aktier
• Den risikofrie rente
• Optionernes forventede udnyttelses-tidspunkt

The value of the options will be calculated using Black-Scholes and Monte Carlo simulations and on the basis of the following factors:
• The market price on the date of grant
• The exercise price
• Expected dividends
• The volatility of TORM’s shares and of the shares of the peer group
• The correlation between developments in the TORM share and the shares of the peer group
• The risk-free interest rate
• The expected time of exercise of the options

Godkendt på Selskabets ordinære generalforsamling den 22. april 2008	As approved at the general meeting of the Company held on 22 April 2008

___________________________ Dirigent	___________________________ Chairman of the meeting

Disse overordnede retningslinjer er udarbejdet i denne to-sprogede version. I tilfælde af uoverensstemmelser mellem den dansksprogede og den engelsksprogede version, vil den danske være gældende.

These overall guidelines are prepared in this bilingual version. In the event of inconsistencies between the Danish original and the English translation, the Danish original shall prevail.

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9 APRIL 2008 A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE ANNUAL GENERAL MEETING 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: April 9, 2008
By: /s/ Klaus Kjærulff
Klaus Kjærulff
Chief Executive Officer

SK 03810 0001 872703